SECUR 10027328 IISSION

ANNI)RT

FORM X-17A-5
PART III

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SEC FILE NUMBER
~~8-67019~~ 8-67990

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 29, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LBC CAPITAL PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 13th Street, NW
Washington, DC 20005

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stegman & Company
(Name - *if individual, state last, first, middle name*)

405 E Joppa Rd,Suite 100 Baltimore (Address) (City) **MD** (State) **21286** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **LBC Capital Partners LLC** as of **DECEMBER 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

State of New York,
County of Erie
Subscribed and Sworn to before me
this 19 day of January, 2010

Notary Public

KATHRYN T. ZUBLER
Notary Public, State of New York
01ZU6111903
Qualified in Erie County
My Commission Expires June 28, 20 12

Signature

Financial & Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

STEGMAN
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS SINCE 1915

INDEPENDENT AUDITORS' REPORT

Board of Directors and Member
LBC Capital Partners LLC
Washington, DC

We have audited the accompanying balance sheet of LBC Capital Partners LLC (the "Company") as of December 31, 2009 and the related statements of operations, changes in member's equity and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LBC Capital Partners LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stegman & Company

Baltimore, Maryland
January 8, 2010

LBC CAPITAL PARTNERS LLC

BALANCE SHEET
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 96,744
Prepaid expenses	484
Total current assets	97,228
Furniture and fixtures – at cost	1,829
Less accumulated depreciation	(108)
Furniture and fixtures – net	1,721
TOTAL ASSETS	$ 98,949

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:	
Accrued expenses	$ 25,275
Due to member	13,493
Total liabilities	38,768
MEMBER'S EQUITY:	
Contributed capital	199,988
Accumulated deficit	(139,807)
Total member's equity	60,181
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 98,949

See accompanying notes.

LBC CAPITAL PARTNERS LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE	$ -
EXPENSES:	
Administrative salaries	73,800
Bank service charges	40
Computer expenses	435
Data storage	360
Depreciation expense	109
E-mail archiving	1,813
Fidelity bond	191
Office supplies	973
Postage and delivery	622
Professional fees:	
Consulting	25,837
Legal	25,888
Regulatory fees	1,563
Rent expense	4,686
Taxes and licenses	150
Telephone	912
Training	2,411
Total expenses	139,790
NET LOSS	$(139,790)

See accompanying notes.

LBC CAPITAL PARTNERS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Contributed Capital	Accumulated Deficit	Total
BALANCE AT BEGINNING OF YEAR	$ 25,000	$ (17)	$ 24,983
Capital contributions	174,988	-	174,988
Net loss	-	(139,790)	(139,790)
BALANCE AT DECEMBER 31, 2009	$199,988	$(139,807)	$ 60,181

See accompanying notes.

LBC CAPITAL PARTNERS LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(139,790)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	109
Forgiveness of amount due to member	67,465
Effects of changes in operating assets and liabilities:	
Prepaid expenses	(484)
Accrued expenses	25,275
Net cash used in operating activities	(47,425)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Cash paid for fixed asset purchases	(1,830)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Equity contributions	107,523
Due to member	13,493
Net cash provided by financing activities	121,016
NET INCREASE IN CASH AND CASH EQUIVALENTS	71,761
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	24,983
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 96,744

See accompanying notes.

LBC CAPITAL PARTNERS LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of LBC Capital Partners LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements. The Company's sole member is Landon Butler & Company, LP.

Business Activity

The Company was established to provide securities brokerage services. The Company does not hold funds or securities for, or owes money or securities to, customers and does not carry accounts of, or for, customers including the purchase, sale and redemption of redeemable shares of registered investment companies or participation in insurance company's separate accounts. Through December 31, 2009, the Company has not yet provided any securities brokerage services.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commissions and related clearing expenses will be recorded on a trade-date basis as securities transactions occur. Investment advisory fees will be recognized as earned on a quarterly basis. Through December 31, 2009 the Company has not recognized any revenue.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Statement of Cash Flows

For purpose of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months.

Income Taxes

The Company is a single member LLC and is treated as a disregarded entity under the Internal Revenue Code and similar state law. Instead of paying corporate income taxes, the taxable income or loss is included in its member's taxable income. Therefore, no provision or liability for federal or state income taxes has been made.

Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through January 8, 2010, the date the financial statements were issued.

2. RELATED PARTY TRANSACTIONS

On August 26, 2009, the Company entered into a management service agreement with Landon Butler & Company LP for a number of management services on a month-to-month basis and may be terminated immediately by either party. The Company incurred management fees of $80,958 for the year ended December 31, 2009. The management fee is a charge for salaries, occupancy, insurance and various other office expenses.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the SEC, shall not exceed 12 to 1. At December 31, 2009, the Company had net capital of $57,976, which was $52,976 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.67 to 1.

SUPPLEMENTARY INFORMATION

LBC CAPITAL PARTNERS LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

NET CAPITAL		
Total member's equity		$60,181
Deduct member's equity not allowable for net capital		-
		60,181
Total member's equity qualified for net capital		
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits – deferred income taxes payable		-
Total capital and allowable subordinated liabilities, deductions and/or charges		60,181
A. Non-allowable assets:		
Prepaid expenses	$ 484	
Furniture and fixtures, net	1,721	2,205
Net capital before haircuts on securities positions		57,976
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
A. Contractual securities commitments	-	
B. Deficit in securities collateralizing secured demand notes	-	
C. Trading and investment securities	-	
D. Other	-	-
NET CAPITAL		$57,976

LBC Capital Partners LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (Continued)
As of December 31, 2009

AGGREGATE INDEBTEDNESS

Items included in the balance sheet:	
Other accounts payable and accrued expenses	$38,768
Total aggregate indebtedness	38,768

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital as required under SEC Rule 15c3-1(a)	5,000
Excess net capital at 1200%	695,712
Ratio: Aggregate indebtedness to net capital	0.67

RECONCILIATION WITH COMPANY'S COMPUTATION

There is no material differences from the Company's computation included in Part II of Form X-17 A-5 as of December 31, 2009. Therefore, no reconciliation is included.

Schedule II

LBC CAPITAL PARTNERS LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

In regards to the Reserve Requirements under Rule 15c-3 of the Securities and Exchange Commission, the Firm is claiming an exemption under Section (k) (2) (ii). LBC Capital Partners LLC intends to be an Introducing Broker/Dealer which clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. Through December 31, 2009, LBC Capital Partners LLC has not transacted any transactions for or on behalf of any customers.

STEGMAN
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS SINCE 1915

Schedule III

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors and Member
LBC Capital Partners LLC
Washington, DC

In planning and performing our audit of the financial statements of LBC Capital Partners LLC, (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

To the Board of Directors and Member
LBC Capital Partners LLC.

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stegman & Company

Baltimore, Maryland
January 8, 2010

Schedule IV

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors and Member
LBC Capital Partners LLC
Washington, DC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments "*Transitional Assessment Reconciliation*" (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by LBC Capital Partners LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (the "specified parties"), solely to assist you and the specified parties in evaluating LBC Capital Partners LLC's compliance with the applicable instructions of the *Transitional Assessment Reconciliation* (Form SIPC-7T). LBC Capital Partners LLC's management is responsible for LBC Capital Partners LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from January 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T noting no differences.

To the Board of Directors and Member
LBC Capital Partners LLC.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Stegman & Company

February 8, 2010

LBC CAPITAL PARTNERS LLC

REPORT ON AUDIT OF
FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009